

Mail Stop 7010

September 19, 2007

Ms. M. Patricia Kane
Chief Financial Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive
Suite 1550
Chicago, IL 60606

      RE: **Form 10-KSB for the fiscal year ended December 31, 2006**
             Forms 10-QSB for the periods ended March 31, 2007 and June 30, 2007
             File No. 0-24057

Dear Ms. Kane:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Your revenues for 2006 were over $25 million and your revenues for 2007 already exceed $25 million as of June 30, 2007. Thus, you will no longer meet the criteria for a small business issuer in Item 10(a)(1) of Regulation S-B when it is time to file your financial statements for the year ended December 31, 2007. Please ensure that you file a Form 10-K, rather than a Form 10-KSB. Please also begin filing Forms 10-Q for quarterly periods thereafter.

Management's Discussion and Analysis and Results of Operation, page 16

Overview, page 16

3. Please enhance your disclosure by discussing economic or industry-wide factors, such as trading volumes and volatility in markets that are relevant to you in the business environment that you operate in. See the SEC Interpretive Release No. 33-8350 for additional guidance.

Contractual Obligations, page 19

4. Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please also include a total column in the table so that readers can easily see the total amount of contractual obligations for each year shown.

Financial Statements

Consolidated Balance Sheets, page F-3

5. Please provide us with additional information to help us understand how your presentation of the convertible preferred stock in equity, rather than as a liability, is consistent with SFAS 133 and paragraphs 12-24 of EITF 00-19.

6. Are deemed liquidation events related to your preferred stock contained in the preferred stock agreements? Ordinary liquidation events, which involve the redemption and liquidation of <u>all</u> equity securities, including your common stock, do not result in a security being classified as redeemable equity. However, deemed liquidation events require one or more particular classes or types of equity securities to be redeemed and cause those securities to be classified outside of permanent equity. Examples of deemed liquidation events requiring the redemption of preferred stock include, but are not limited to, the following:
   - a change in control,
   - delisting from a stock exchange,
   - inability to deliver common shares under a conversion provision,
   - violation of a debt or other covenant,
   - failure to make timely SEC filings, and
   - failure to have an offering declared effective by a particular date.
If deemed liquidation events are present in your preferred stock agreements, revise your financial statements to disclose in this footnote the existence of these deemed liquidation events, and present your preferred stock outside of permanent equity.

<u>Note 2 – Summary of Significant Accounting Policies, page F-8</u>

<u>Net Loss per Share, page F-12</u>

7. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

<u>Note 9 – Commitments and Contingencies, page F-20</u>

<u>Leases, page F-20</u>

8. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

9. Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13, as applicable, regarding your operating leases.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

General

10. Please address the above comments in your interim filings as well.

FORMS 8-K FILED MAY 16, 2007 AND AUGUST 15, 2007

General

11. Given your disclosure of EBITDA throughout your Forms 8-K, please revise to include a reconciliation between net income and EBITDA as required by Regulation G.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief